Exhibit 99.1
NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES
RESIGNATION OF DOUG WILKES

Edmonton, Alberta, September 4, 2007

North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced that Doug Wilkes, Vice President Finance & CFO has resigned and is returning to Vancouver for personal reasons.  While Doug’s last day in the office will be September 12th, he will remain available in an advisory capacity until November 30th, 2007.

“Doug has done a good job and had a positive input, both internally with our finance and management teams and externally in the market with investors and analysts.  It is disappointing to see him go but the foundation we have built will stand us in good stead for finding and introducing a replacement” said Rod Ruston, President & CEO.”

We have initiated a search for a new CFO but to ensure continuity, we have also secured the services of Vince Gallant (former NAEPI executive who had the roles of Vice President Finance and then Vice President Corporate) to assist us through the transition.

“I regret leaving a business with so much potential.” said Wilkes.  “However personal demands have made my move necessary.  Rod and I have made the necessary arrangements for me to stay in close touch and assist with the transition to the new CFO.”

About the Company

North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of mining and site preparation, piling and pipeline installation services in Western Canada.  For more than 50 years, NAEP has provided mining and construction services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands.  The company maintains one of the largest independently owned equipment fleets in the region.

Forward Looking Statements

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, ‘project”, “intend”, “continue”, “further” or similar expressions. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from those in forward-looking statements include success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, internal controls, general economic conditions, terms of our debt instruments, exchange rate fluctuations, weather conditions, performance of our customers, access to equipment, changes in laws and ability to execute transactions. Undue reliance should not be placed upon forward-looking statements and we undertake no obligation, other than those required by applicable law, to update or revise those statements.

For more complete information about us you should read our disclosure documents that we have filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

For further information, please contact:

Kevin Rowand
Investor Relations, Manager
North American Energy Partners Inc.
Phone: (780) 960-4531
Fax:      (780) 960-7103
Email: krowand@nacg.ca